UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

KYTO TECHNOLOGY AND LIFE SCIENCE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

501572 200

(CUSIP Number of Common Stock Underlying Warrants)

Paul Russo
Chief Executive Officer
Kyto Technology and Life Science, Inc.
13050 La Paloma Road
Los Altos Hills, CA 94022
Telephone: 650-204-7896
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH COPY TO:
Terence Kelly, Esq.
Anthony Epps, Esq.
Dorsey & Whitney LLP
305 Lytton Avenue
Palo Alto, CA 94301
Telephone: (650) 857-1717

CALCULATION OF FILING FEE:
Transaction valuation(1)	Amount of filing fee(1)(2)
$8,190,000	$893.53

(1)Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 4,200,000 shares of common stock (the “Exercise Offer”). The transaction value is calculated pursuant to Rule 0-11 using $1.95 per share of common stock, which represents the average of the high and low sales price of the common stock on September 21, 2020.

(2)Calculated by multiplying the transaction value by 0.0001091.

[   ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[   ] going private transaction subject to Rule 13e-3.

[   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [X]

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

[   ] Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[   ] Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO previously filed by Kyto Technology and Life Science, Inc., a Delaware corporation (the “Company”) on October 1, 2020, as amended on November 3, 2020 (collectively, the “Tender Offer Statement”). This Amendment is the final amendment to the Tender Offer Statement, in accordance with Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Tender Offer Statement related to the Company’s tender offer (the “Warrant Tender Offer”) for certain outstanding series of eligible warrants (the “Original Warrants”), offering the holders of such Original Warrants the opportunity to amend and exercise their Original Warrants to (i) reduce the exercise price of the Original Warrants to $0.40 per share of common stock in cash for the number of shares of Company common stock issuable therefor, (ii) shorten the exercise period of the Original Warrants so that they expire concurrently with the expiration of the Warrant Tender Offer, (iii) contain a lock-up provision that provides that neither the holder nor any affiliate of the holder will sell dispose or otherwise transfer, directly or indirectly any of the shares of common stock issuable upon exercise of the Amended Warrants without the prior written consent of the Company for a period of three months after the Expiration Date, (iv) remove the cashless exercise provisions from those Original Warrants which include such cashless exercise provisions and (v) increase the number of shares of Company common stock issuable upon the exercise of the Original Warrant to a number that is determined by multiplying the number of shares of Company common stock issuable upon the exercise of the Original Warrant by 1.5. The Warrant Tender Offer was made upon the terms and subject to the conditions set forth in the Offer to Amend and Exercise Warrants to Purchase Common Stock of the Company, as amended, previously mailed to the holders of the Original Warrants on October 1, 2020, and which was included in the Company’s Schedule TO-I initially filed with the Securities and Exchange Commission (the “SEC”) on October 1, 2020.

At 5:00 P.M. (Pacific time) on October 31, 2020, the offering period and withdrawal rights for the Warrant Tender Offer expired. Upon completion of the Warrant Tender Offer, 2,546,542 Original Warrants to purchase up to 3,819,813 shares of common stock had been validly tendered and not withdrawn in the Warrant Tender Offer, for gross cash proceeds to the Company of $1,532,925. Accordingly, the Company is instructing its transfer agent to issue an aggregate of 3,819,813 shares of Common Stock to participants in the Warrant Tender Offer.

On November 3, 2020, the Company inadvertently filed an amendment to the Tender Offer Statement purporting to extend the Warrant Tender Offer to November 9, 2020. This filing was done in error and the Warrant Tender Offer was not extended and we did not seek nor did we accept any tenders of the Original Warrants after the Warrant Tender Offer expired at 5:00 P.M. (Pacific time) on October 31, 2020.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KYTO TECHNOLOGY AND LIFE SCIENCE, INC.

Date: November 9, 2020	By:	/s/ Paul Russo
	Name:	Paul Russo
	Title:	Chief Executive Officer